04046077

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starpharma Holdings Limited

*CURRENT ADDRESS Baker Building
Commercial Road
Melbourne VIC 3004 Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 10 2004
THOMSON FINANCIAL

FILE NO. 82- 34832 FISCAL YEAR 6/30/03

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: EL

DAT : 11/10/04

starpharma

leading the World in nanomedicine

Annual Review 2003





Starpharma aims to create value for shareholders from dendrimer-based nanotechnology through:

> the development of high-value dendrimer nanodrugs to address unmet market needs;

> partnering with pharmaceutical companies to create new opportunities and solutions to problems with the application of dendrimer nanotechnology;

> extending our core skills and know-how through licensing and partnering with others;

> parallel investment in non-pharmaceutical applications of dendrimer nanotechnology.



The Company and Our Technology

Starpharma is an Australian company leading the world in the creation of polyvalent dendrimer nanodrugs for human illnesses. Starpharma was established in 1996 as a pooled development fund to invest in the research, development and commercialisation of dendrimers for pharmaceutical applications. In 2001, investee company Dendritic Nanotechnologies was established and is now a U.S.-based company commercialising dendrimers for a wide range of applications.

Dendrimers are synthetic, nanoscale structures (1-100 nanometres) that can be tailored for many pharmaceutical and non-pharmaceutical applications. Specialised chemistry techniques allow for precise control of the physical and chemical properties of the dendrimers.

Pharmaceuticals reliant on multiple simultaneous binding events (polyvalence) interact with common biological structures, such as viruses and cells, in a manner that mimics natural processes.

In this context, Starpharma's dendrimer technologies offer a unique ability to design functionalised, polyvalent dendrimers as defined species for specific biological and disease targets, which means they could be safer and more effective pharmaceuticals.

Highlights 2002/03

- Starpharma submits an Investigational New Drug (IND) application for VivaGel™ (topical microbicide gel – SPL7013) to the United States Food & Drug Administration (FDA).
- Starpharma and Industrial Research Limited (IRL) establish a major nanotechnology alliance, supported by a multi-million dollar grant to IRL from the New Zealand government.
- DNT selected as an industrial partner of the Massachusetts Institute of Technology's Institute for Soldier Nanotechnologies.
- DNT converted to a U.S. registered entity, Dendritic Nanotechnologies, Inc. Starpharma remains the largest shareholder of DNT.
- Starpharma's third U.S. patent granted: No. 6,464,971 – Anionic or Cationic Dendrimer Antimicrobial or Antiparasitic Compositions.
- Starpharma appoints new Head Chemist, Guy Krippner, Ph.D.
- Starpharma granted U.S. patent: No. 6,426,067 – Angiogenic Inhibitory Compounds.
- Starpharma completes U.S. nanotech venture, with Donald A. Tomalia, Ph.D., granting intellectual property licences to DNT for the rights to 33 patent families involving 182 granted patents worldwide, related to dendrimers and dendritic polymers.

Chairman's Message


Peter T Bartels CHAIRMAN

Dear Shareholder,

We are pleased to present to you Starpharma's 2002/03 Annual Report, which includes our financial results and news of significant achievements for the company in the past year.

In August 2003, Richard Oliver, AM, retired as Chairman of Starpharma's Board. Richard was Chairman of Starpharma since its establishment in 1996. In that time, Starpharma has grown from a virtual company to an established company with in-house capabilities across all areas required for drug development and commercialisation. I am honoured to replace Richard as Chairman of the Board of Starpharma at this exciting time for the company.

On June 27, 2003, Starpharma submitted an Investigational New Drug (IND) application to the United States Food & Drug Administration (FDA) for its topical microbicide product known as VivaGel™. Following a 30-day review period, the IND was allowed to proceed to human clinical trials. This IND application was the first assessment of a dendrimer nanodrug by the FDA.

In early 2003, Dendritic Nanotechnologies Limited was converted to a U.S. entity, Dendritic Nanotechnologies, Inc. (DNT). DNT was established in 2001 as a venture between U.S. dendrimer pioneer, Donald A. Tomalia, Ph.D., and Starpharma as an investment in complementary applications of dendrimers. DNT has been recognised as a substantial participant in the development of nanotechnologies in the U.S., and has received significant grant income from the U.S. Army and other sources. Dendrimer research products supplied by DNT are now available for sale through leading chemicals supplier, Sigma-Aldrich.

In the past year, the profile of polyvalent pharmaceuticals grew significantly. Dendrimers are defined molecular species capable of polyvalent interaction with biological targets. These properties result in pharmaceuticals with improved therapeutic properties such as potency, duration of activity and safety. In the year ahead, Starpharma is well placed to form partnerships and licensing deals to advance the commercial application of our polyvalent dendrimer nanotechnology.

We thank you for your continuing support as a shareholder.


...Starpharma is well placed
to form partnerships
and licensing deals


John W Raff PhD CHIEF EXECUTIVE OFFICER

Dear Shareholder,

The year 2002/03 was a particularly challenging year for the biotechnology industry, including Starpharma. However, it was also the year in which we made our most significant achievements. As a result, I believe the company has matured into an internationally competitive biotechnology business.

Starpharma has established outstanding in-house capabilities in medicinal chemistry, drug development, pharmaceutical regulatory practices and quality systems. The company has also established Australian and international research, corporate and financial relationships, which are essential for the company's future.

Starpharma's specific focus and area of expertise is the development of drugs based on polyvalent dendrimer nanostructures. This area has moved from being a largely unknown scientific curiosity, to a key technology that has the potential to change the competitive positions of major pharmaceutical companies. One of the largest pharmaceutical deals for many years was recently made in the area of polyvalent pharmaceuticals.

Starpharma's achievement in taking a completely new class of drug through the U.S. Food and Drug Administration regulatory system into human trials demonstrates the talents of our staff and the depth of the company's in-house capabilities.

Starpharma's lead product VivaGel™ is an HIV preventive vaginal microbicide. HIV is a major international health crisis, with over 42 million people infected. The VivaGel™ microbicide has the potential to empower women to protect themselves against HIV and other sexually transmitted diseases. The VivaGel™ product also highlights the unique opportunities of polyvalent nanotechnology. SPL7013, the active ingredient of VivaGel™, is a precisely defined molecule capable of multiple disease targeting. In addition to being active against HIV, it has also been shown to be active in animal trials against genital Herpes and Chlamydia. It is also highly specific in that it does not interfere with the beneficial natural organisms in the vagina.

Numerous studies have shown that the potential market for an effective vaginal microbicide is large in both developed and developing countries. We also recognise that preventive medicine has not been a focus of major pharmaceutical companies. We believe this situation is likely to change rapidly as governments around the world insist on pharmaceutical companies' assistance in this area of enormous community benefit.

Starpharma's microbicide is a scientifically based, fully defined molecule, in contrast to potentially competitive products in development. This definition provides potential for greater safety and regulatory acceptance, and will be important in attracting large pharmaceutical companies. We are currently developing tripartite relationships between government agencies, pharmaceutical companies and Starpharma in the development of VivaGel™.

Other development projects showing considerable promise include: drugs against respiratory viruses, anti-cancer drugs, and various biodefence applications.

A further major achievement of Starpharma during the year is the establishment of Dendritic Nanotechnologies, Inc. as a company at the heart of the U.S. nanotechnology industry. DNT has made the transition from being a research based organisation to a significant commercial enterprise. Starpharma has a major asset in its 49.9% equity of DNT and also has the commercialisation rights to pharmaceutical applications arising from DNT's technology. I am delighted with the scientific and commercial calibre of the personnel joining DNT and during the next year a number of major developments will arise regarding DNT.

Starpharma's core skill base is medicinal chemistry, regulatory development and project management and our core business is drug development and licensing drug candidates. We now have the skills and financial support to rapidly move forward. In the year ahead partnerships in drug development and licensing will be a major focus of the company.

...Starpharma's expertise is the development of drugs based on polyvalent dendrimer nanostructures





Starpharma's lead product, VivaGel™ (previously known as SPL7013), is now recognised as an Investigational New Drug (IND) by the United States regulatory agency, the Food & Drug Administration (FDA).

This recognition follows the submission in June 2003 of an IND application to the FDA and provides clearance for Starpharma to proceed with human clinical trials of VivaGel™ under relevant U.S. regulations.

Starpharma's IND application was the first for a dendrimer-based nanodrug to be assessed by the FDA and will allow the active pharmaceutical ingredient of VivaGel™, SPL7013, to become the first dendrimer-based drug to be tested in human clinical trials anywhere in the world.

VivaGel™ is a topical microbicide gel product that has been developed for women as a preventive against the sexual transmission of Human Immunodeficiency Virus (HIV), the virus that causes AIDS.

The initial Phase 1 clinical trials of VivaGel™ will begin in 2004 and will assess its safety in healthy human subjects. The initial trials will be conducted at CMAX, a division of the Institute of Drug Technology Australia Ltd (IDT).

CMAX is a clinical trial facility in Adelaide, South Australia, and was selected because of the centre's track record of excellence in performing human trials of pharmaceutical products.

While the main focus of the VivaGel™ development program is HIV prevention, the product also has potential as a preventive for other sexually transmitted diseases, including Herpes and Chlamydia.

There is also an opportunity to combine the active ingredient of VivaGel™, the dendrimer SPL7013, with other microbicide agents that have a complementary mode of action.
The resulting combination product would be a second generation microbicide with the potential for greater efficacy than either product alone.

... the active pharmaceutical ingredient of VivaGel™, SPL7013 ... the first dendrimer-based drug to be tested in human clinical trials

In recent animal trials, an intravaginal application of VivaGel™ containing 5% SPL7013 was shown to protect 100% of macaques exposed to SHIV, a humanised strain of Simian Immunodeficiency Virus (SIV), the virus that causes AIDS in primates. In contrast, all animals not treated with VivaGel™ or the placebo gel were infected after exposure to the virus. These results in this animal model of HIV infection indicate the potential for VivaGel™ to be an effective microbicide in humans.



Microbicides for Better Health

Starpharma's microbicide, VivaGel™, is a topical agent that can potentially prevent or reduce transmission of HIV and other sexually transmitted diseases (STDs) when applied to the vagina or rectum prior to sexual intercourse. The figures in the table below highlight the pressing need for an effective microbicide product.

Women are more vulnerable to HIV infection than men due to biological factors, as well as sociological and cultural factors in some societies. A safe and effective microbicide will offer women in all societies an alternative to dependence on male condoms for STD prevention.

Number of people worldwide living with HIV:	42,000,000 (including 3,200,000 children)
Number of new HIV infections in 2002:	5,000,000 (14,000 per day)
Number of women living with HIV:	19,200,000 (approx. 50% of adults infected)
Number of children infected with HIV in 2002:	2,000 every day
Number of young people aged 15 to 24 infected with HIV in 2002:	6,000 every day
Projected additional number of people to be infected with HIV 2003 to 2010:	45,000,000

Figures from the UNAIDS Epidemic Update published by the Joint United Nations Programme on AIDS (UNAIDS) and World Health Organization (WHO), December 2002.

Product Pipeline



A key competitive advantage for Starpharma is our dendrimer and medicinal chemistry team, leading the world in the development of polyvalent dendrimer nanodrugs.

The value of this team to Starpharma is demonstrated by a growing product pipeline. Key areas of focus include the development of dendrimers as therapy for Respiratory Syncytial Virus (RSV), dendrimers as angiogenesis inhibitors, and dendrimers with activity against exotic diseases.

Starpharma's R&D strategy is to examine the activity of dendrimers in a wide range of disease targets and our work with an extensive international collaborative network has demonstrated the significant potential of the technology platform.

In the past year, an improved dendrimer synthesis program was established that will see an expanded library of dendrimer compounds with potential for development as lead pharmaceutical compounds.

Starpharma's dendrimer expertise was critical to the formation of a trans-Tasman nanotechnology alliance between Starpharma and New Zealand's Industrial Research Limited (IRL), a leader in the field of carbohydrate nanotechnology.

The partnership was supported by a NZ$5.9 million dollar grant to IRL from the New Zealand government.

Starpharma and IRL will work together to develop nanoscale, carbohydrate functionalised dendrimers for targeted drug delivery.

As well as Starpharma's existing global network of research collaborations, the dendrimer chemistry team will also work with scientists at the Victorian College of Pharmacy, Monash University, to develop dendrimers as drug delivery agents.

Other potential research collaborations are being investigated with biotechnology industry partners. These partnerships will provide synergistic opportunities for the development of targeted pharmaceutical products in a range of disease areas.

Starpharma's analytical and bioanalytical chemistry team is expert in the field of dendrimer analysis and has developed regulatory compliant assays allowing consistent analysis of dendrimers in a range of matrices. An in-house mass spectrometry facility is now a routine analysis tool for dendrimer synthesis.



Licensing Opportunities



The initial success of VivaGel™ in the first assessment of a dendrimer-based nanodrug by the United States Food & Drug Administration (FDA) is a key milestone in the development of dendrimers as pharmaceuticals.

Starpharma's commercialisation strategy is to develop a limited number of drug candidates to early clinical stage to demonstrate the potential of dendrimers as pharmaceuticals.
These opportunities target diseases for which there is significant unmet medical need. Starpharma is committed to partnering with companies with expertise in disease areas in which a polyvalent solution will deliver a competitive advantage through superior product performance.

Starpharma has licensing opportunities related to both its platform technology and development products (see box).

Starpharma has generated a series of novel chemotherapeutic compounds including lead compounds with physico-chemical properties expected of orally bioavailable drugs.
Starpharma is working with Biocomm Services (www.biocomm.com.au, an Australian life science business development company) to out-license these anti-proliferative compounds to a biotechnology or pharmaceutical company.

Starpharma enjoys a strong strategic position on the field of application of dendrimers as pharmaceuticals. The company's patent portfolio covers the use of dendrimers as drugs with activity against a wide range of disease targets. Starpharma's significant dendrimer know-how is also available to Starpharma's development partners.

Unique Technology & Product Licensing Opportunities

Technology Opportunities

- Polyvalent presentation of multiple active groups
- Other platform opportunities include the delivery of small molecules, as a "toolbox" for rational drug design and other nanotechnology applications in life sciences

Product Opportunities

- VivaGel™, a topical microbicide for prevention of HIV and other STDs in women
- Dendrimers targeting a broad range of viral respiratory diseases
- Novel chemotherapeutic agents
- Dendrimers as angiogenesis inhibitors
- Dendrimers targeting a range of tropical and exotic diseases, and as biodefense agents

Dendritic Nanotechnologies Inc.

DNT is a U.S. Delaware incorporated company with research and development operations located at the Center for Applied Research and Technology (CART) at Central Michigan University (CMU) in Mount Pleasant, Michigan, USA.

DNT was established by Starpharma with the pioneer of dendrimer nanotechnology, Donald A. Tomalia, Ph.D. In October 2002, the Australian PDF Registration Board gave permission for Starpharma to remain the largest shareholder of DNT (49.99%) after its conversion to a U.S. incorporated company.

Starpharma invested in the creation of DNT to create value for shareholders of Starpharma by advancing the development and commercialisation of non-pharmaceutical applications of dendrimer nanotechnology. Starpharma established DNT with a total capital investment of A$3.8 million. Starpharma's investment in DNT is a significant asset with considerable growth potential.

DNT's objectives are to create value from dendrimer and dendritic polymer technology by creating novel dendritic IP through innovative design and synthesis, by being the leading supplier of high quality, innovative new dendrimers, and by establishing commercialisation partnerships, joint ventures and spinning out new companies in the areas of energy storage, drug delivery and light generation.

DNT is now recognised as a major participant of nanotechnology development in the U.S. DNT was a beneficiary of a U.S. biodefense grant worth US$3.5 million, which will help establish DNT and CMU as a Center for Dendrimer Nanotechnology. DNT was also selected as an industrial partner of Massachusetts Institute of Technology's (MIT) Institute for Soldier Nanotechnologies.

DNT has established a team of high profile individuals with extensive commercial experience. Charles Burke, Ph.D., (CEO), has previous experience in the start-up and management of successful U.S. biotechnology companies. Mr Gifford E. Brown, former Vice-President of Planning & Finance and CFO of Dow Corning, is now the CFO of DNT, while Mr Richard Hazleton, former President and CEO of Dow Corning is a Director of DNT.



The Board and CFO of DNT, Inc.
FROM LEFT: Richard Hazleton, Ken Wang, Charles Burke Ph.D. (CEO), Donald A. Tomalia Ph.D. (President & CTO), Peter Colman Ph.D., Gifford Brown (CFO) and John Raff Ph.D.



QA / Regulatory Capabilities

Starpharma's Regulatory Affairs and Quality Assurance (QA) team has continued to apply the highest standard of regulatory compliance to the company's product development activities.

The Investigational New Drug (IND) application submitted to the FDA was the product and culmination of several years' work dedicated to determining the safety and efficacy of SPL7013, as well as the development of regulatory compliant manufacturing and analytical methods.

Starpharma's regulatory and QA team assured that all the information included in the IND application was accurate and that all work was performed in compliance with relevant U.S. regulations, where required.

The IND was compiled in a highly organised manner that ensured efficient review of the document by the FDA.

In the past year, Starpharma completed its first in-house study performed in compliance with U.S. FDA Good Laboratory Practice (GLP) regulations.

Further studies are underway and Starpharma is in a position to perform regulatory compliant bioanalytical work in support of the first human clinical trials of VivaGel™ in 2004.

Starpharma's regulatory and QA capabilities, and the resulting ability to assure the quality of work performed in-house and by contractors, are rare in Australian biotechnology companies.

These capabilities will ensure that Starpharma's products are afforded the best chance of regulatory approval at all stages of development.

Starpharma will apply the highest standard of quality to the upcoming clinical trials, ensuring Good Clinical Practice (GCP) guidelines and relevant regulations are complied with at all times.

Licensees and industry partners can feel confident about the quality and regulatory compliance of Starpharma's products.

starpharma

Starpharma Pooled Development Limited
ABN 20 078 532 180
Level 6, Baker Heart Research Building
Commercial Road, Melbourne VIC 3004 Australia
T +61 3 8532 2700 F +61 3 9510 5955 W www.starpharma.com

starpharma

Annual Report 2003

Company Particulars

COMPANY NAME	Starpharma Pooled Development Limited ABN 20 078 532 180
DIRECTORS	P T Bartels (Chairman) P M Colman *BSc (Hons), PhD, FAA, FTSE* R Dobinson *B Bus (Acc)* P J Jenkins *MB, BS (Melb), FRACP* L Gorr B Juris *LLB, M.Admin* J W Raff *Dip Ag Sc, BSc, PhD*
CHIEF EXECUTIVE OFFICER	J W Raff *Dip Ag Sc, BSc, PhD*
SECRETARY	B P Rogers
REGISTERED OFFICE	Level 6, Baker Heart Research Building Commercial Road, Melbourne Victoria 3004 Telephone (03) 8532 2700 Facsimile (03) 9510 5955
NOTICE OF ANNUAL GENERAL MEETING	The annual general meeting of Starpharma Pooled Development Limited will be held at: ASX Theatrette (530 Collins Street, Melbourne) Time: 4:00pm Date: Wednesday 19 November 2003
SHARE REGISTER	Computershare Registry Services Pty Ltd Level 12 565 Bourke Street Melbourne VIC 3000 Telephone (03) 9615 5970 Facsimile (03) 9611 5710
STOCK EXCHANGE LISTING	Australian Stock Exchange Limited (ASX) Level 3, 530 Collins Street Melbourne VIC 3000 Australia ASX Code: SPL
AUDITOR	PricewaterhouseCoopers 333 Collins Street Melbourne VIC 3000 Australia
SOLICITORS	Blake Dawson Waldron Level 39, 101 Collins Street Melbourne VIC 3000 Australia
BANKERS	Commonwealth Bank of Australia
WEBSITE	**www.starpharma.com**

Directors' Report

Your directors present their report on the consolidated accounts of Starpharma Pooled Development Limited ("the Company") and the entities it controlled at the end of, or during, the year ended 30 June 2003.

DIRECTORS

The following persons were directors of the Company during the whole of the financial year and up to the date of this report:

P M Colman
R Dobinson
L Gorr
P J Jenkins
J W Raff

R J D Oliver was a director from the beginning of the financial year until his retirement on 6 August 2003.

P T Bartels was appointed a director on 6 August 2003 and continues in office at the date of this report.

PRINCIPAL ACTIVITIES

During the year the principal activity of the consolidated entity consisted of investment in, and management and funding of dendrimer based research, development and commercialisation.

REVIEW OF OPERATIONS AND CONSOLIDATED RESULTS

Operating Loss

For the year ended 30 June 2003 the consolidated entity incurred an operating loss after income tax of $7,719,783 (2002: $7,906,131). Expenditure on direct research activities was $5,713,405 (2002: $6,227,723).

Revenue

Revenue from ordinary activities was $1,510,420 (2002: $1,328,618) and consisted of grant income from a Commonwealth Government R&D START Grant of $839,251 (2002: $383,646), interest revenue of $558,674 (2002: $943,915), and other revenue of $112,495 (2002: $1,057).

Material factors affecting the revenues and expenses of the consolidated entity for the current period were as follows:

- Investigational New Drug application (IND) for VivaGel™
  Expenditure for the period included significant outlays by the controlled entity Starpharma Pty Ltd for Scale-up Good Manufacturing Practice (GMP) synthesis, pre-clinical toxicology studies and preparation of a successful Investigational New Drug application (IND) to the US Food and Drug Administration for VivaGel™, a topical microbicide gel containing the dendrimer SPL7013 that has been developed to be used as a preventative against the transmission of HIV during sexual intercourse.

- Loss of Control of Dendritic Nanotechnologies Ltd
  On 27th March 2003 the controlled entity Dendritic Nanotechnologies Ltd ("DNT Ltd") became a wholly owned subsidiary of the US entity Dendritic Nanotechnologies Inc. ("DNT Inc"). The Company acquired 49.99% of the issued shares of DNT Inc in exchange for its shares of DNT Ltd. The revenues and expenses of DNT Ltd have been included in the consolidated results from

the beginning of the current period until 27th March 2003. The Directors of the Company have resolved that control in DNT Ltd ceased on 27th March 2003 and that the accounts of DNT Ltd and DNT Inc be excluded from the consolidated accounts from that date.

Material factors affecting the assets, liabilities and equity of the consolidated entity for the current period were as follows:

- Capital investments
  - Expenditure of $1,195,769 for fit-out of the new chemistry laboratory and corporate headquarters on Level 6 of the Baker Heart Research Building;

  - Equity investment in the company that was then a subsidiary company (DNT Ltd) and subsequently in the associated company DNT Inc. The amount invested during the current period was $2,507,660 which brought the total investment by the Company in DNT Inc. to $3,868,048 at the end of the current period.

- DNT Inc – Associated Entity

  DNT Inc has been treated as an associated company with effect from 28th March 2003, and the investment in DNT Inc has been valued in the accounts of the consolidated entity at the cost of the investment at that date, less equity accounted losses incurred from that date until the end of the current period.

Corporate Structure

The consolidated entity is structured as a Pooled Development Fund ("PDF") registered under the PDF Act 1992 (Cth). Starpharma Pooled Development Limited has four wholly-owned subsidiary companies – Starpharma Pty Ltd, Viralstar Pty Ltd, Angiostar Pty Ltd, and Preclin Pty Ltd. From the commencement of the year until 27th March 2003 the consolidated entity also included the subsidiary company Dendritic Nanotechnologies Limited ("DNT Ltd"). In October 2002, the PDF Registration Board approved Starpharma Pooled Development Limited entering into a transaction whereby it was issued with shares in a foreign company in exchange for its shares in DNT Ltd. From 27th March 2003 DNT Ltd became a wholly owned subsidiary of DNT Inc and Starpharma Pooled Development Limited held 49.99% of the issued shares in DNT Inc.

Business Objectives

The consolidated entity aims to create value for shareholders from dendrimer-based nanotechnology through:

- the development of high-value dendrimer nanodrugs to address unmet market needs;
- partnering with pharmaceutical companies to create new opportunities and solutions to problems with the application of dendrimer nanotechnology;
- extending in-house core skills and know-how through licensing and partnering with other companies;
- parallel investment in non-pharmaceutical applications of dendrimer nanotechnology.

Research, Development and Commercialisation Activities

The consolidated entity's research, development and commercialisation activities are managed by the controlled entity Starpharma Pty Ltd, and are directed towards the application of dendrimer nanotechnologies to develop drugs against major diseases. Starpharma Pty Ltd's business strategy is to prove the dendrimer pharmaceutical concept in clinical trials for its lead product, prior to licensing. The strategy also involves working with partners and licensees to achieve commercialisation of the dendrimer technology across a broad range of pharmaceutical applications. This will involve collaborating at an early stage with pharmaceutical partners for the development of Starpharma Pty Ltd's other dendrimer-based products, as well as assisting these partners to integrate dendrimer technology into their own product portfolios.

Starpharma Pty Ltd

- VivaGel™ Drug Product
  Starpharma Pty Ltd has developed a topical microbicide gel containing the dendrimer SPL7013 for prevention of the transmission of sexually transmitted diseases such as HIV. An Investigational New Drug Application (IND) was submitted to the US Food and Drug Administration (FDA) on 27 June 2003 for approval to commence Phase I human safety trials of this product.
  FDA clearance was obtained on 31 July 2003, and an agreement was subsequently signed with an Australian company, namely Institute of Drug Technology Ltd to conduct the Phase I clinical trials.

- Other Development Programs
  Other development programs conducted by Starpharma Pty Ltd focus on compounds with therapeutic activity in the following disease areas:

  - Sexually Transmitted Diseases (Herpes, Chlamydia)
  - Respiratory Viruses (Influenza, Adenovirus, Respiratory Syncitial Virus)
  - Systemic Viral Diseases (eg Hepatitis B Virus)
  - Oncology (angiogenesis inhibitors, small molecule anti-proliferatives)
  - Biodefense and Tropical Diseases (toxins, exotic viruses)

  Starpharma Pty Ltd also has exclusive rights for the development and commercialisation of certain dendrimers which exhibit pharmaceutical activity and which are generated from intellectual property of the associated company Dendritic Nanotechnologies Inc. This relationship will allow Starpharma Pty Ltd to be a participant in a number of commercialisation projects such as drug delivery, biological thin film coatings and allergen skin testing.

Dendritic Nanotechnologies Inc.

At the date of this report Starpharma Pooled Development Limited owned 49.99% of the issued shares of DNT Inc, which has been treated as an associated company with effect from 28th March 2003. DNT Inc is a Delaware incorporated company with research and development operations located at the Center for Applied Research and Technology at Central Michigan University in Mount Pleasant, Michigan, USA.

The strategy of DNT Inc is to facilitate the commercialisation of dendrimer nanotechnology across a broad range of life-sciences and non-life-sciences fields of application. Its immediate objectives are to generate revenue through the sale of high value, research grade dendrimer products, to create new intellectual property for a range of dendrimer applications and to enter into commercial development partnerships.

DIVIDENDS

No dividend has been paid or declared since the end of the previous financial year, and the directors do not recommend the declaration of a dividend.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Loss of Control of Dendritic Nanotechnologies Ltd

This change is described in the Review of Operations and Consolidated Results section of the Directors' Report.

In the opinion of the directors there were no other significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review not otherwise disclosed in this report or in the financial statements.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

Success of US FDA Application for Human Trials of VivaGel™

On 31st July 2003 the Company announced that it had gained clearance to proceed with human clinical trials of a new dendrimer nanodrug - VivaGel™ - which has been developed to be used as a preventative against the transmission of HIV during sexual intercourse.

New Chairman

On 6th August 2003 the Company announced the appointment of Mr Peter T. Bartels as a Director and Chairman of the Board, to replace Mr Richard Oliver who retired on that date.

Share Placement

On 10th September 2003 the Company announced the placement of 13,335,000 new shares at $0.52 per share to Australian institutional and sophisticated investors, raising $6.9 million before issue expenses.

Alliance with Institute of Drug Technology Australia Limited to Conduct Human Trials

On 16th September 2003 the Company announced the signing of a clinical trial agreement with an Australian based company, namely Institute of Drug Technology Australia Limited (IDT) for IDT to conduct Phase I human clinical trials on Starpharma's vaginal microbicide SPL7013 gel (VivaGel™) at CMAX, their Adelaide based clinical trial unit.

AGT Biosciences Ltd and Starpharma Announce Collaboration to Develop New Drug Therapies For Type 2 Diabetes

On 18th September 2003 the Company made a joint announcement with AGT Biosciences Ltd that the companies have agreed to collaborate in the development of drug therapies for Type 2 Diabetes.

No other matter or circumstance has arisen since 30 June 2003 that has significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years, or
(b) the results of those operations in future financial years, or
(c) the consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

In the opinion of the directors, the consolidated entity will continue its activities as described. Further information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

INFORMATION ON DIRECTORS

The names and particulars of the Directors of the Company during or since the end of the financial year are:

DIRECTOR	EXPERIENCE	SPECIAL RESPONSIBILITIES	PARTICULARS OF DIRECTORS' INTERESTS IN SHARES AND OPTIONS	
			SHARES	OPTIONS
Richard JD Oliver *AM* (retired 6 August 2003)	Non-executive director for 6 years. Former Executive Chairman, Richard Oliver International Pty Ltd, a global risk management consulting group that he had established in 1972 and Willis Corroon Richard Oliver Pty Ltd.	Non-executive Chairman. Chairman of Remuneration and Nomination Committee (until 6 August 2003)	4,520,000	Nil
Peter M Colman *BSc(Hons), PhD, FAA, FTSE*	Non-executive director for 6 years. Head, Structural Biology Division, The Walter & Eliza Hall Institute of Medical Research. Former Executive Director, Biomolecular Research Institute. Published widely in the field of structural biology. In 1983 his Laboratory determined the structure of the surface proteins of influenza virus, and a major result of that work was the discovery of Relenza. One of the founding directors of Biota Holdings Ltd.	Member of Research Committee	5,982,482	Nil
Ross Dobinson *B. Bus (Acc)*	Non-executive director for 6 years. Merchant banker with a background in investment banking and stockbroking. Has acted as corporate director for two leading stockbrokers, and was an executive director of the NAB's corporate advisory subsidiary. Later headed the Corporate Advisory Division of Dresdner Australia Ltd. Managing Director of TSL Group Ltd, a corporate advisory company specialising in establishing and advising life sciences companies. Also a director of Acrux Ltd, Nutrihealth Pty Ltd, Plantic Technologies Ltd, and Roc Oil Company Ltd.	Chairman of Audit Committee, member of Remuneration and Nomination Committee	3,505,289	Nil
Leon Gorr B. Juris *LLB, M.Admin*	Non-executive director since May 2000. Senior Partner, Herbert Geer & Rundle. 30 years' experience as a solicitor. Extensive experience in providing advice on the negotiation and interpretation of technology licensing agreements. Clients include investors in, and advisors to the biotechnology industry.	Member of Audit Committee	5,825,300	Nil

DIRECTOR	EXPERIENCE	SPECIAL RESPONSIBILITIES	PARTICULARS OF DIRECTORS' INTERESTS IN SHARES AND OPTIONS SHARES	OPTIONS
Peter J Jenkins *MB, BS (Melb), FRACP*	Non-executive director for 6 years. Consultant physician and gastroenterologist. Holds a number of clinical and research positions with the Alfred Hospital and has held clinical positions with the Baker Medical Research Centre. Foundation director of Anadis Ltd, a listed bio-pharmaceutical company. Judge of the Australian Technology Awards. Currently Executive Director of AusBio Ltd, an unlisted public biotechnology company.	Chairman of Research Committee Member of Audit Committee (from 6 August 2003)	694,250	Nil
John W Raff *Dip. Ag. Sc., BSc. PhD*	Previously General Manager of the Biomolecular Research Institute. Co-founder, director and major shareholder of a technology based agricultural seed company. Also founder and investor in a number of other start-up technology companies.	Chief Executive Officer, Member of Research Committee	4,161,081	Nil
Peter T Bartels (appointed 6 August 2003)	Previously CEO and Managing Director of Coles Myer Ltd and before that CEO and Managing Director of Fosters Brewing Company Ltd. He has also had broad-based experience in the pharmaceutical industry in previous roles with DHA Pharmaceuticals and Abbott Laboratories. Chairman of the Australian Sports Commission, the Australian Institute of Sport, the Commonwealth Heads of Government Committee for Sport and Central City Studios. Immediate past chairman of the Women's and Children's Health Service. Also a Director of the Australian Grand Prix Corporation and Melbourne Business School (Melbourne University).	Non-executive Chairman. Chairman of Remuneration and Nomination Committee (from 6 August 2003)	80,000	Nil

Directors' Interests in Shares and Options in the above table are current at the date of signing of this report and include all securities in which the director has a relevant interest within the meaning of section 9 of the Corporations Act 2001.

The number of shares differs from the aggregate number of shares disclosed in Note 25 to the Financial Statements as that note sets out the number of shares at balance date and takes into account shares held by Directors and Director-related entities as defined in AASB1017 - Related Party Disclosures.

DIRECTORS' MEETINGS

The number of meetings of the Company's Board of directors and of each committee held during the year ended 30 June 2003, and the numbers of meetings attended by each director were:

	FULL MEETINGS OF DIRECTORS		MEETINGS OF COMMITTEES					
			AUDIT		REMUNERATION		RESEARCH	
	A	B	A	B	A	B	A	B
Mr Richard Oliver	16	17	*	*	3	3	*	*
Prof Peter Colman	15	17	*	*	*	*	12	12
Mr Ross Dobinson	15	17	2	2	3	3	*	*
Mr Leon Gorr	16	17	2	2	*	*	*	*
Dr Peter Jenkins	17	17	*	*	*	*	12	12
Dr John Raff	16	17	*	*	*	*	11	12

A = Number of meetings attended

B = Number of meetings held during the time the director held office or was a member of the committee during the year.

* = Not a member of the relevant committee.

RETIREMENT, ELECTION AND CONTINUATION IN OFFICE OF DIRECTORS

Mr Richard Oliver retired as a director on 6 August 2003 and did not offer himself for re-election.

Mr Peter Bartels was appointed a director on 6 August 2003 to fill the vacancy caused by the retirement of Mr Richard Oliver. In accordance with the Constitution Mr Bartels retires as a director at the annual general meeting and, being eligible, offers himself for re-election.

Prof Peter Colman retires by rotation as director at the annual general meeting and, being eligible, offers himself for re-election.

Mr Ross Dobinson retires by rotation as director at the annual general meeting and, being eligible, offers himself for re-election.

DIRECTORS' AND EXECUTIVES' EMOLUMENTS

The Remuneration and Nomination Committee, consisting of two non-executive directors, advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually against goals set at the start of the year, relevant comparative information and if required independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements, performance-related bonuses and fringe benefits. Executives are also eligible to participate in the Starpharma Pooled Development Limited Employee Share Option Plan.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and other terms of employment for the Chief Executive Officer and certain other senior executives are formalised in service agreements.

Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time. This maximum currently stands at $135,000.

The Board undertakes an annual review of its performance and the performance of the Board Committees against goals set at the start of the year. Bonuses are not payable to non-executive directors.

Details of the nature and amount of each element of the emoluments of each non-executive director of Starpharma Pooled Development Limited and each of the 5 executive officers of the Company and the consolidated entity receiving the highest emoluments are set out in the following tables.

NON-EXECUTIVE DIRECTORS OF STARPHARMA POOLED DEVELOPMENT LIMITED

NAME	BASE FEE	COMMITTEE FEES	SUPERANNUATION	TOTAL
Mr Richard Oliver CHAIRMAN	35,000	-	-	35,000
Prof Peter Colman	23,148	-	1,852	25,000
Mr Ross Dobinson	23,148	-	1,852	25,000
Mr Leon Gorr	23,148	-	1,852	25,000
Dr Peter Jenkins	23,148	-	1,852	25,000

EXECUTIVE DIRECTORS OF STARPHARMA POOLED DEVELOPMENT LIMITED

NAME	BASE SALARY $	MOTOR VEHICLE $	SUPERANNUATION $	BONUS $	OPTIONS $	OTHER BENEFITS $	TOTAL $
Dr John Raff	215,967	31,541	38,500	-	-	4,631	290,639

OTHER EXECUTIVES OF STARPHARMA POOLED DEVELOPMENT LIMITED OR SUBSIDIARY COMPANIES

NAME	BASE SALARY $	MOTOR VEHICLE $	SUPERANNUATION $	BONUS $	OPTIONS $	OTHER BENEFITS $	TOTAL $
Mr Tim Grogan MANAGER, INTELLECTUAL PROPERTY AND BUSINESS DEVELOPMENT	121,793	20,517	20,307	20,500	49,894	15,942	248,953
Dr Thomas McCarthy DEVELOPMENT MANAGER	71,908	24,897	14,908	500	42,820	4,578	159,611
Mr Ben Rogers COMPANY SECRETARY	88,260	29,354	18,112	-	-	4,381	140,107
Dr Belinda Braggs SCIENTIFIC AFFAIRS MANAGER	91,585	-	21,161	500	8,210	1,553	123,009

The amount included in remuneration for options reflects an apportionment of the value of options as at the date of issue over the period from date of issue to the date on which the options were first capable of being exercised.

Share options have been valued using the Black-Scholes valuation model. This has been determined as the most appropriate methodology based upon the nature of the options on issue. Certain assumptions as to share price volatility have been made in determining option values.

Share options granted to directors and the most highly remunerated officers

There have been no options over unissued ordinary shares of Starpharma Pooled Development Limited granted during or since the end of the financial year to any of the directors or the 5 most highly remunerated executive officers of the Company and consolidated entity.

Shares under option

Unissued ordinary shares of Starpharma Pooled Development Limited under option at the date of this report are as follows:

	NUMBER	ISSUE PRICE OF SHARES	EXPIRY DATE
Starpharma Pooled Development Limited Employee	240,000	93.75 cents	31 December 2005
Share Option Plan (ASX code SPLAM)	240,000	93.75 cents	11 April 2007
	200,000	93.75 cents	30 June 2007

240,000 options are exercisable during the period from 1 January 2003 to 31 December 2005. 240,000 options are exercisable during the period from 12 April 2004 to 11 April 2007 and 200,000 options are exercisable during the period from 1 July 2002 to 30 June 2007. No option holder has any right under the options to participate in any other issue of the Company or of any other entity.

Shares Issued on the Exercise of Options

No shares in Starpharma Pooled Development Limited have been issued on the exercise of options during the year ended 30 June 2003 and up to the date of this report.

Directors' Report cont.

INSURANCE OF OFFICERS

During the financial year Starpharma Pooled Development Limited and officers of the Company and related bodies corporate arranged a Directors' and Officers' Liability insurance policy to indemnify certain officers of the Company and related bodies corporate. It is a condition of the policy that the Company not publish details of the nature of the liabilities insured by the policy or the amount of the premium paid.

The officers of the Company covered by the insurance policy include the directors and executive officers.

AGREEMENT TO INDEMNIFY OFFICERS

The Company has agreed to indemnify the directors of the company and its controlled entities (subject to certain qualifications):

(i) against all liabilities incurred in the capacity of an officer of the company or any related body corporate of the company unless liability arises out of conduct involving lack of good faith; and

(ii) for costs and expenses incurred by a director in defending any proceedings in which judgment is given in favour of the director or in which the director is acquitted.

Under the agreements the Company must maintain a Directors' and Officers' Liability insurance policy while the director holds office and for a further 7 years after the directors ceases to be a director of the company or of any related bodies corporate.

ENVIRONMENTAL REGULATIONS

The Directors believe that the consolidated entity has adequate systems in place to ensure compliance with Commonwealth and State environmental regulations and are not aware of any breach of applicable environmental regulations.

AUDITOR

PricewaterhouseCoopers continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of the Directors.

Peter T Bartels
DIRECTOR

Melbourne, 29th September 2003

Corporate Governance Statement

Starpharma Pooled Development Limited (the Company) and the Board are committed to achieving and demonstrating the highest standards of corporate governance. This Corporate Governance Statement reflects the corporate governance practices that have been in place throughout the financial year ended 30 June 2003. On 31 March 2003, the ASX Corporate Governance Council released its "Principles of Good Corporate Governance and Best Practice Recommendations". Whilst the Company's current practices substantially accord with these principles and recommendations, the Company has undertaken a process to review its corporate governance practices and will make a full statement on its compliance with the best practice recommendations in its 2004 Annual Report.

A description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board is responsible for the overall corporate governance of the Company and its controlled entities, including development of corporate strategies, establishing goals for management and monitoring progress towards the achievement of these goals.

COMPOSITION OF THE BOARD

Details of the members of the Board, their experience, qualifications and term of office are set out in the Directors' Report under the heading "Information on Directors". The Constitution of the Company requires that one third of directors (or if their number is not a multiple of three then the number nearest to one third) retire at every annual general meeting and be eligible for re-election.
The minimum number of directors is three and the maximum is fifteen unless the Company passes a resolution varying that number.

The Chairman is an independent non-executive director who is elected by the full Board and meets regularly with the Chief Executive Officer.

At the date of signing the Directors' Report the Board consisted of five non-executive directors and one executive director, Dr J W Raff. Details of the directors at the date of this statement are set out in the directors' report under the heading "Information on Directors".

RESPONSIBILITIES OF THE BOARD

The responsibilities of the Board include:

- Contributing to the development of and approving the corporate strategy;
- Reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives;
- Overseeing and monitoring organisational performance and the achievement of the Group's strategic goals and objectives;
- Monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors;
- Ensuring there are effective management processes in place and approving major corporate initiatives;
- Enhancing and protecting the reputation of the Company;
- Ensuring the significant risks facing the Company, including those associated with its legal compliance obligations have been identified and appropriate and adequate control, monitoring, accountability and reporting mechanisms are in place;
- Reporting to shareholders.

COMMITMENT

Board meetings are held on a monthly basis, or more frequently if required. The number of meeting of the Board and of each Board committee held during the year ended 30 June 2003, and the number of meetings attended by each director is disclosed in the Directors' Report. The commitments of non-executive directors are considered by the Remuneration and Nomination Committee prior to the directors' appointments to the Board and are reviewed each year as part of an annual performance assessment.

Prior to appointment or being submitted for re-election each non-executive director is required to specifically acknowledge that they have and will continue to have the time available to discharge their responsibilities to the Company.

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

The Chairman is responsible for leading the Board, ensuring that Board activities are organised and efficiently conducted and ensuring directors are properly briefed for meetings. The Chief Executive Officer is responsible for implementing Company strategies and policies. The Board policy is for these separate roles to be undertaken by separate people.

ADMINISTRATIVE STRUCTURE AND INTERNAL CONTROL FRAMEWORK

Detailed management reports are prepared by senior management and distributed with Board papers prior to each meeting. The Chief Executive Officer and the Company Secretary attend all Board meetings. Other senior executives may be asked to attend Board meetings to report on or discuss specific agenda items.

CONFLICT OF INTERESTS

Entities associated with Prof Peter Colman, Mr Ross Dobinson and Mr Leon Gorr had business dealings with the consolidated entity during the year, as described in note 25 to the financial statements. The directors concerned declared their interests in those dealings to the Company and took no part in decisions relating to them or the preceding discussions. In addition, those directors did not receive any Board papers relating to those dealings.

INDEPENDENT PROFESSIONAL ADVICE

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior approval of the Chairman is required, but this approval will not be unreasonably withheld.

CORPORATE REPORTING

The Chief Executive Officer and the Company Secretary have made the following certifications to the Board:

- that the Company's financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of the Company and consolidated entity;
- that the above statement is founded on a sound system of internal control and risk management which implements the policies adopted by the board and that the Company's risk management and internal control is operating efficiently and effectively in all material respects.

The Company adopted this reporting structure for the year ended 30 June 2003.

ETHICAL STANDARDS

The directors are committed to the principles underpinning best practice in corporate governance, with a commitment to the highest standards of legislative compliance and financial and ethical behaviour.

TRADING IN COMPANY SECURITIES

The purchase and sale of Company securities by directors, executives and employees is only permitted during the thirty day period following the annual general meeting and the release of the half yearly and annual financial results to the market, unless prior approval is given to each transaction by the Chairman.

BOARD COMMITTEES

The Board has established a number of committees to assist in the execution of its duties and to allow detailed consideration of complex issues. The committee structure and membership is reviewed on an annual basis. All matters determined by committees are submitted to the full Board as recommendations for Board decisions. Current committees of the Board are the following:

Audit Committee

The Audit Committee consists of Mr Ross Dobinson (Chairman) and Mr Leon Gorr. The Committee meets at least twice a year, and has direct access to the Company's auditors. The charter of the Audit Committee is:

- to review and report to the Board on the annual report and financial statements, and to review the adequacy of external audit arrangements, particularly the scope and quality of the audit.
- to provide assurance to the Board that it is receiving adequate, up to date and reliable information;
- to assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
  - effectiveness and efficiency of operations
  - reliability of financial reporting
  - compliance with applicable laws and regulations;
- to assist the Board in the development and monitoring of risk management, statutory compliance and ethics programs.

Subsequent to the end of the financial year Dr Peter Jenkins joined the Audit Committee as an additional member.

Remuneration and Nomination Committee

At 30 June 2003 and until his retirement as a director on 6 August 2003 Mr Richard Oliver was Chairman of the Remuneration and Nomination Committee. At the date of this report the Committee consisted of:

Mr Peter Bartels (Chairman) (from 6 August 2003)
Mr Ross Dobinson

The main responsibilities of the committee are to:

- propose candidates for Board vacancies;
- oversee board succession including the succession of the Chairman;
- conduct annual reviews of Board membership having regard to present and future needs of the Company and make recommendations on Board composition and appointments;
- advise the Board on remuneration policies and practices generally,
- make specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

When the need for a new director is identified or an existing director is required to stand for re-election, the committee reviews the range of skills, experience and expertise on the Board, identifies its needs and prepares a short-list of candidates with appropriate skills and experience. Where necessary, advice is sought from independent search consultants.

Each member of the senior executive team has signed a formal employment contract covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. The standard contract refers to a specific formal position description.

Research Committee

This is a Committee of the Board of the controlled entity Starpharma Pty Ltd and consists of Dr Peter Jenkins (Chairman), Prof Peter Colman and Dr John Raff. The charter of the Research Committee is:

- to ensure that the Boards of Starpharma Pooled Development Limited and its controlled entities are kept fully informed of developments relating to the Company's research activities and development progress against milestones; and

- to advise the Board of Starpharma Pooled Development Limited on scientific matters in relation to the Company's continuous disclosure obligations under the listing rules of the Australian Stock Exchange.

THE ENVIRONMENT, OCCUPATIONAL HEALTH AND SAFETY

The Board recognises the importance of environmental and occupational health and safety issues and is committed to the highest levels of performance. The Company has adopted an Occupational Health and Safety (OH&S) Policy and has established an OH&S Committee as part of its overall approach to workplace safety. This Committee meets regularly to ensure the development and implementation of OH&S policy and procedures, and to ensure compliance with relevant legislation and guidelines.
The Chief Executive Officer is represented on the OH&S Committee by the Company Secretary.

CONTINUOUS DISCLOSURE

The Company Secretary has been appointed as the person responsible for communications with the Australian Stock Exchange Limited (ASX). This person is also responsible for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

FINANCIAL REPORT 30 JUNE 2003

This financial report covers both Starpharma Pooled Development Limited as an individual entity and the consolidated entity consisting of Starpharma Pooled Development Limited and its controlled entities.

Starpharma Pooled Development Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Starpharma Pooled Development Limited
Level 6
Baker Heart Research Building
Commercial Road
Melbourne Victoria 3004
Australia

A description of the nature of the consolidated entity's operations and its principal activities is included in the directors' report on pages 3-12.

Statements of Financial Performance for the year ended 30 June 2003

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2003 $	2002 $	2003 $	2002 $
Revenue from ordinary activities	2	1,510,420	1,328,618	4,381,200	893,899
Administration expense		(2,026,347)	(2,837,138)	(240,137)	(966,621)
Research and development expense	3	(5,713,405)	(6,227,723)	-	-
Occupancy expense		(439,175)	(14,836)	-	-
Investment expense	3	-	-	(9,107,660)	(17,860,494)
Share of results of associates accounted for using the equity method	3	(230,530)	-	-	-
Depreciation and amortisation	3	(604,642)	(173,372)	-	-
Borrowing costs expense	3	(15,529)	-	-	-
Other expense from ordinary activities		(25,513)	(34,838)	-	-
PROFIT(LOSS) FROM ORDINARY ACTIVITIES BEFORE TAX	3	(7,544,721)	(7,959,289)	(4,966,597)	(17,933,216)
Income tax attributable to ordinary activities	4	-	-	-	-
PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX		(7,544,721)	(7,959,289)	(4,966,597)	(17,933,216)
(Profit) Loss attributable to outside equity interest	18	(175,062)	53,158	-	-
NET PROFIT (LOSS) ATTRIBUTABLE TO MEMBERS OF STARPHARMA POOLED DEVELOPMENT LTD	17	(7,719,783)	(7,906,131)	(4,966,597)	(17,933,216)

		CENTS	CENTS
Basic Earnings/(Loss) per share	30	(8.68)	(8.90)
Diluted Earnings/(Loss) per share	30	(8.68)	(8.60)

The above statements of financial performance should be read in conjunction with the accompanying notes

Statements of Financial Position as at 30 June 2003

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2003 $	2002 $	2003 $	2002 $
ASSETS					
CURRENT ASSETS					
Cash assets	5	7,891,543	17,434,235	6,744,920	15,907,244
Receivables	6.1	420,257	150,384	571,957	196,165
Other	7.1	147,540	252,993	53,581	53,295
TOTAL CURRENT ASSETS		8,459,340	17,837,612	7,370,458	16,156,704
NON-CURRENT ASSETS					
Receivables	6.2	-	-	-	-
Property, plant and equipment	8	2,005,400	947,581	-	-
Investments accounted for using the equity method	9	250,700	-	-	-
Other financial assets	10	-	-	3,868,048	-
Other	7.2	-	74,240	-	-
TOTAL NON CURRENT ASSETS		2,256,100	1,021,821	3,868,048	-
TOTAL ASSETS		10,715,440	18,859,433	11,238,506	16,156,704
LIABILITIES					
CURRENT LIABILITIES					
Payables	11	720,809	1,243,982	212,462	164,063
Provisions	12	205,729	178,365	-	-
Other	13	282,243	170,759	-	-
Interest-bearing liabilities	14.1	60,007	-	-	-
TOTAL CURRENT LIABILITIES		1,268,788	1,593,106	212,462	164,063
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	14.2	203,522	-	-	-
TOTAL CURRENT LIABILITIES		203,522	-	-	-
TOTAL LIABILITIES		1,472,310	1,593,106	212,462	164,063
NET ASSETS		9,243,130	17,266,327	11,026,044	15,992,641
EQUITY					
Contributed Equity	15	33,034,058	33,034,058	33,034,058	33,034,058
Foreign currency translation reserve	16	(46,609)	-	-	-
Retained profits (Accumulated losses)	17	(23,744,319)	(16,024,536)	(22,008,014)	(17,041,417)
Outside Equity Interests In Controlled Entities	18	-	256,805	-	-
TOTAL EQUITY		9,243,130	17,266,327	11,026,044	15,992,641

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of Cash Flows as at 30 June 2003

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2003	2002	2003	2002
		$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from trade and other debtors		125,086	1,057	126	-
Grant income (Inclusive of GST)		948,285	880,109	-	-
Payments to suppliers and employees (Inclusive of GST)		(8,687,731)	(9,080,254)	(599,847)	(948,362)
Interest received		646,677	888,419	599,275	829,223
Interest expense		(15,529)	-	-	-
NET CASH INFLOWS (OUTFLOWS) FROM OPERATING ACTIVITIES	23	(6,983,212)	(7,310,669)	(446)	(119,139)
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments to acquire shares in subsidiaries		-	-	(3,507,660)	(7,860,488)
Loans advanced to subsidiaries		-	-	(5,654,218)	-
Cash eliminated on deconsolidation	5	(933,239)	-	-	-
Proceeds from sale of property, plant and equipment		40,411	-	-	-
Payments for property, plant and equipment		(1,610,181)	(884,713)	-	-
NET CASH INFLOWS (OUTFLOWS) FROM INVESTING ACTIVITIES		(2,503,009)	(884,713)	(9,161,878)	(7,860,488)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of shares		-	242,151	-	-
Payments on finance leases		(56,471)	-	-	-
Share issue transaction costs		-	(25,000)	-	-
NET CASH INFLOWS (OUTFLOWS) FROM FINANCING ACTIVITIES		(56,471)	217,151	-	-
NET INCREASE (DECREASE) IN CASH HELD		(9,542,692)	(7,978,231)	(9,162,324)	(7,979,627)
CASH AT THE BEGINNING OF THE FINANCIAL YEAR		17,434,235	25,412,466	15,907,244	23,886,871
CASH AT THE END OF THE FINANCIAL YEAR	5	7,891,543	17,434,235	6,744,920	15,907,244
Non-cash financing activities	27				

The above statements of cash flows should be read in conjunction with the accompanying notes.

Notes to the Financial Statements for the year ended 30 June 2003

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

It is prepared in accordance with the historical cost convention. The accounting policies adopted are consistent with those of the previous year. Comparative information is reclassified where appropriate to enhance comparability.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Starpharma Pooled Development Limited ('the Company' or 'Parent Entity') as at 30 June 2003 and the results of all controlled entities for the year then ended. Starpharma Pooled Development Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full.

Where control of an entity ceases during the financial year, its results are included for that part of the year during which control existed.

Investments in associates are accounted for in the consolidated financial statements using the equity method. Under this method, the consolidated entity's share of the post-acquisition losses of its associate is recognised in the consolidated statement of financial performance, and its share of post-acquisition movements in reserves is recognised in consolidated reserves.
The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

(b) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit or loss after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward unless the benefit is virtually certain of realisation.

(c) Receivables

The debtors comprise grants receivable, amounts due from related and sundry parties and they are recognised as they are due for settlement.

(d) Acquisition of assets

The cost method of accounting is used for all acquisitions regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(e) Revenue recognition

Amounts disclosed as revenue are payments under the Federal Government R&D START grant, interest income on short term deposits and sundry items. Revenue is recognised for the major business activities as follows:

(i) Grant Funding

Grant funding is provided under the consolidated entity's agreements with the Commonwealth of Australia.
Grant funding is capped and equivalent to 50% of the consolidated entity's spend on eligible research.
Grant revenue is recognised when eligible research expenditure has been incurred.

(f) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal. Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is revalued to its recoverable amount. The decrement in the carrying amount is recognised as an expense in the statement of financial performance in the reporting period in which the recoverable amount write down occurs.
In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

(g) Depreciation and amortisation of property, plant and equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment over its expected useful life to the consolidated entity. The expected useful life of items of property, plant and equipment ranges from 4 to 8 years.

(h) Leasehold Improvements

The costs of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. Leasehold improvements held at the reporting date are being amortised over 6 years.

(i) Employee entitlements

(i) Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in respect to employees' services up to the reporting date, and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

(ii) Superannuation

The consolidated entity contributes to employee superannuation on the basis of legal and contractual requirements.

(iii) Long Service Leave

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee entitlements, and is measured in accordance with (i) above. A liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee entitlements, and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using interest rates on national government guaranteed securities with terms to maturity that match, as closely as possible, the estimated future cash outflows.

(iv) Equity based compensation plans

Equity based compensation benefits are provided in relation to the Starpharma Pooled Development Limited Employee Share Option Plan ('ESOP'). Information relating to this plan is set out in note 29.

No accounting entries are made in relation to the ESOP until options are exercised, at which time the amounts receivable from employees are recognised in the statement of financial position as share capital.

Directors' remuneration disclosed in the Financial Statements has been calculated in accordance with UIG Abstract 14 Directors' Remuneration. In particular, remuneration excludes monetary amounts for options granted on the basis that the granting does not involve a cost to the entity. This basis of calculation differs from the remuneration disclosed in the Directors' Report due to the requirement of ASIC Practice Note 68 to value options granted to directors and executives and to include this value in the determination of executives and directors' remuneration disclosed in the Directors' Report.

(j) Research expenditure

Research expenditure is charged against income when incurred except where future benefits are expected beyond any reasonable doubt to exceed those costs, in which case they are deferred and amortised over future periods on a basis related to expected future benefits.

(k) Trade and other creditors

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year which are unpaid. These amounts are unsecured and are paid in accordance with supplier terms.

(l) Cash

For the purpose of the statements of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

(m) Transaction costs arising in relation to the issue of equity

Transaction costs in relation to the future issue of equity are deferred and recognised directly as a reduction against the proceeds of the future capital raising to which they relate.

(n) Investments

Investments in controlled entities and associates are accounted for in the consolidated financial statements in the manner set out in Note 1(a).

(o) Earnings per share

(i) Basic Earnings per Share

Basic Earnings per share is determined by dividing the net loss after income tax attributable to members of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(ii) Diluted Earnings per Share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(p) Foreign Currency Translation

As the foreign associated entity is self-sustaining, its assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while its revenues and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation are taken to the foreign currency translation reserve.

Upon disposal or partial disposal of a self-sustaining foreign operation, the balance of the foreign currency translation reserve relating to the operation, or to the part disposed of, is transferred to retained profits.

(q) Web Site Costs

Costs in relation to web sites controlled by a controlled entity are charged as expenses in the period in which they are incurred unless they relate to the acquisition of an asset, in which case they are capitalised and amortised over the period of expected benefit. As at the reporting date, all costs relating to web site development and maintenance for the controlled entities have been expensed.

(r) Leased Non-Current Assets

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at the reporting date are being amortised over a period of 5 years.

Other operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(s) Borrowing Costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include finance lease charges.

NOTE 2: REVENUE

	CONSOLIDATED		**PARENT ENTITY**	
	2003	**2002**	**2003**	**2002**
	$	**$**	**$**	**$**
REVENUE FROM OPERATING ACTIVITIES				
Government grants	839,251	383,646	-	-
Interest revenue	558,674	943,915	513,026	893,899
Proceeds on sale of investments	-	-	3,868,048	-
Proceeds on sale of property, plant and equipment	40,411	-	-	-
Other	72,084	1,057	126	-
	1,510,420	1,328,618	4,381,200	893,899

Notes to the Financial Statements for the year ended 30 June 2003 cont.

NOTE 3: LOSS FROM ORDINARY ACTIVITIES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
(i) Net gains and expenses				
Loss from ordinary activities before income tax expense includes the following items:				
NET GAINS				
Gain on sale of property plant and equipment	14,898	-	-	-
Gain on sale of investment in controlled entity	-	-	1,360,388	-
The parent entity's gain on sale of its investment in a controlled entity includes the following revenue and expense items:				
Proceeds on sale of investment			3,868,048	-
Expense – carrying value of investment sold			(2,507,660)	-
Gain on sale of investment			1,360,388	-
EXPENSES				
Depreciation (plant & equipment)	540,642	173,372	-	-
Amortisation (plant & equipment under finance lease)	64,000	-	-	-
Research and development expense	5,713,405	6,227,723	-	-
Rental expense on operating leases	424,742	284,596	-	-
Foreign exchange gain (loss)	35,647	7,395	35,424	-
Doubtful debts	-	-	5,600,000	-
Borrowing costs	15,529	-	-	-
Write down of investments in controlled entities to recoverable amount	-	-	1,000,000	17,860,494
(ii) Share of results of associates accounted for using the equity method				
Gain on deconsolidation	3,340,209	-	-	-
Equity accounted loss	(3,570,739)	-	-	-
	(230,530)	-	-	-
(iii) Auditors' remuneration				
During the year the auditor of the parent entity earned the following remuneration:				
Audit or review of financial reports of the entity or any entity in the consolidated entity	70,950	77,124	70,950	77,124
Taxation services, other support	52,046	44,229	52,046	44,229

NOTE 4: INCOME TAX

The income tax expense for the financial year differs from the amount calculated on the operating profit/(loss).
The differences are reconciled as follows:

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Loss from ordinary activities before income tax	(7,544,721)	(7,959,289)	(4,966,597)	(17,933,216)
Income tax expense/(benefit) @ 30% (2002: 30%)	(2,263,416)	(2,387,787)	(1,489,979)	(5,379,965)
Tax effect of permanent differences:				
Entertainment	650	3,777	-	-
Research and development allowance	(263,335)	(183,390)	-	-
Write down in carrying value of investments	-	-	300,000	5,358,148
Gain on sale of controlled entity	-	-	(408,116)	-
Gain on deconsolidation	(1,002,063)	-	-	-
Equity accounted loss	1,071,222	-	-	-
Write down in carrying value of loans	-	-	1,680,000	-
Other	-	6,663	-	6,633
INCOME TAX EXPENSE/(BENEFIT) ADJUSTED FOR PERMANENT DIFFERENCES	(2,456,942)	(2,560,737)	81,905	(15,184)
Under/(over) provision arising in prior year	-	2,291	-	-
Less loss transferred to controlling entity	-	-	(81,905)	-
Future income tax benefits written off/not brought to account	2,456,942	2,558,446	-	15,184
Income tax expense/(benefit) attributable to operating profit/loss	-	-	-	-
FRANKING CREDITS AVAILABLE				
Franking credits available for subsequent financial years	-	-	-	-

Tax consolidation legislation

As Starpharma Pooled Development Ltd is a Pooled Development Fund, the Company and its wholly owned subsidiaries are unable to form a consolidated group for tax purposes. As a result, subsequent to 30 June 2003, the entities within the wholly owned group will be unable to transfer tax losses to other entities within the group and accumulated tax losses as at that date will only be able to be utilised by the entity which incurred them.

Future income tax benefits

Potential future income tax benefits of $6,212,924 (2002: $4,949,705) attributable to tax losses carried forward by controlled entities have not been brought to account at balance date because the directors do not believe it appropriate to regard the realisation of the future income tax benefits as virtually certain.

These benefits will only be obtained if:

i. each controlled entity individually derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction of its own carry forward losses to be realised; and

ii. each entity continues to comply with the conditions for deductibility imposed by the law; and

iii. no changes in tax legislation adversely affect the relevant entity in realising the benefit from the deductions for the loss.

NOTE 5: CURRENT ASSETS - CASH ASSETS

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Cash at bank and on hand	1,444,750	3,965,225	298,127	2,438,234
Deposits at call	6,446,793	13,469,010	6,446,793	13,469,010
	7,891,543	17,434,235	6,744,920	15,907,244
Balance of cash as shown in the statements of cash flows	7,891,543	17,434,235	6,744,920	15,907,244

Deposits at call

The deposits are bearing floating interest rates of 4.75% (2002: 4.77%).

Cash eliminated on deconsolidation

As at 27 March 2003, the then controlled entity, DNT Limited had cash assets of $933,239. The loss of control of DNT Limited on that date resulted in the consolidated entity having to eliminate this cash balance on deconsolidation.

NOTE 6.1: CURRENT ASSETS - RECEIVABLES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Interest receivable	23,047	111,050	20,804	107,053
Loans receivable from:				
- controlled entities	-	-	251,348	39,872
- associates	299,805	-	299,805	49,240
Other receivables	97,405	39,334	-	-
	420,257	150,384	571,957	196,165

Other receivables

The receivables comprise sundry debtors and are subject to normal terms of settlement within 60 days.

NOTE 6.2: NON-CURRENT ASSETS - RECEIVABLES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Loans to controlled entities	-	-	5,600,000	-
Provision for doubtful debts	-	-	(5,600,000)	-
	-	-	-	-

NOTE 7.1: CURRENT ASSETS - OTHER

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Prepayments	80,545	47,492	45,833	29,600
GST Claimable	66,995	137,690	7,748	23,695
Future Rental Benefit	-	67,811	-	-
	147,540	252,993	53,581	53,295

NOTE 7.2: NON-CURRENT ASSETS - OTHER

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Deferred costs of future capital raising	-	74,240	-	-

NOTE 8: NON-CURRENT ASSETS - PROPERTY, PLANT AND EQUIPMENT

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Plant and equipment (at cost)	2,418,301	1,206,961	-	-
Less: Accumulated depreciation	(668,901)	(259,380)	-	-
	1,749,400	947,581	-	-
Plant and equipment under finance lease	320,000	-	-	-
Less: Accumulated amortisation	(64,000)	-	-	-
	256,000	-	-	-
	2,005,400	947,581	-	-

Reconciliations

Reconciliations of the carrying amounts of plant & equipment at the beginning and end of the current financial year are set out below.

	PLANT & EQUIPMENT	
	2003	**2002**
	$	**$**
Consolidated		
Carrying amount at 1 July	947,581	236,240
Additions	1,930,181	884,713
Disposals	(25,513)	-
Depreciation and amortisation	(604,642)	(173,372)
Elimination on Deconsolidation	(242,207)	-
Carrying amount at 30 June	2,005,400	947,581

NOTE 9: NON-CURRENT ASSETS - INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	CONSOLIDATED	
	2003	**2002**
	$	**$**
Shares in associated entities	250,700	-

Shares in associates

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting and are carried at cost by the parent entity (see Note 10).

	CONSOLIDATED	
	2003	**2002**
	$	**$**
Movements in the carrying amounts of investments in associates		
Carrying amount at the beginning of the financial year	-	-
Acquisition of investment in associates – 27 March 2003	3,868,048	-
Share of losses from ordinary activities after income tax	(3,570,739)	-
Foreign currency reserve (note 16)	(46,609)	-
Carrying amount at the end of the financial year	250,700	-

NOTE 10: NON-CURRENT ASSETS - OTHER FINANCIAL ASSETS

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Non-traded Investments				
Shares in controlled entities – at cost	-	-	17,500,106	17,860,494
Provision for diminution in value	-	-	(17,500,106)	(17,860,494)
Shares in associated entities – at cost	-	-	3,868,048	-
	-	-	3,868,048	-

At 30 June 2003, directors undertook to assess the recoverable amount of the parent entity's investments in its subsidiaries. Each subsidiary has a value which is directly linked to the potential cash flows which may be derived from the outcome of their respective research and development activities. At 30 June 2003, directors have assessed that there is not sufficient certainty with respect to those potential future cash flows to warrant the deferral of research and development expenditure (the recovery of which is not assured beyond reasonable doubt) and similarly, to support the carrying value of the parent entity's investments in its subsidiaries. As a result the carrying value of the parent entity's investments in its subsidiaries has been written down to nil as at 30 June 2003.

NOTE 11: CURRENT LIABILITIES – PAYABLES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Trade creditors	669,586	1,208,041	104,544	164,063
Loans payable to:				
- controlled entities	-	-	107,918	-
GST Payable	51,223	35,941	-	-
	720,809	1,243,982	212,462	164,063

NOTE 12: CURRENT LIABILITIES – PROVISIONS

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Employee entitlements	205,729	178,365	-	-

NOTE 13: CURRENT LIABILITIES - OTHER

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Deferred Grant Income	282,243	170,759	-	-

NOTE 14.1: INTEREST-BEARING LIABILITIES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Finance lease liability (secured)	60,007	-	-	-

NOTE 14.2: INTEREST-BEARING LIABILITIES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Finance lease liability (secured)	203,522	-	-	-

NOTE 15: CONTRIBUTED EQUITY

	PARENT ENTITY		PARENT ENTITY	
	2003	2002	2003	2002
	SHARES	SHARES	$	$
(a) Share Capital				
Ordinary shares - fully paid	88,900,000	88,900,000	33,034,058	33,034,058
Former share premium account included in equity			2,500,000	2,500,000

(b) Movements in ordinary contributed capital of the company during the past two years were as follows:

DATE	DETAILS	NUMBER OF SHARES	$
30 June 2001	Balance	88,900,000	33,034,058
	Movement	-	-
30 June 2003	Balance	88,900,000	33,034,058

Share rights

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

As at 30 June 2003 there were 88,900,000 issued ordinary shares.

Options

Information relating to the Starpharma Pooled Development Limited Employee Share Option Plan, including details of options issued, exercised and expired during the financial year and options outstanding at the end of the financial year are set out in Note 22 and 29.

NOTE 16: RESERVES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Foreign currency translation reserve	(46,609)	-	-	-
Foreign currency translation reserve				
Balance 1 July 2002	-	-	-	-
Net exchange differences on translation of results of associated entity	(46,609)	-	-	-
Balance 30 June 2003	(46,609)	-	-	-

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(p).

NOTE 17: RETAINED PROFITS (ACCUMULATED LOSSES)

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Retained profits (accumulated losses) at beginning of the year	(16,024,536)	(8,118,405)	(17,041,417)	891,799
Net profit (loss) for the year	(7,719,783)	(7,906,131)	(4,966,597)	(17,933,216)
Retained profits (accumulated losses) at end of the year	(23,744,319)	(16,024,536)	(22,008,014)	(17,041,417)

NOTE 18: OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES

INTERESTS IN:

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Share Capital	-	309,963	-	-
Reserves	-	-	-	-
Retained Profits	-	(53,158)	-	-
OUTSIDE EQUITY INTEREST IN CONTROLLED ENTITIES	-	256,805	-	-

Following the loss of control of DNT Limited on 27 March 2003, as at 30 June 2003, outside equity interests have no claim on share capital, reserves of profits/(losses).

NOTE 19: COMMITMENTS FOR EXPENDITURE

Operating Lease commitments

Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Not later than one year	286,226	288,548	-	-
Later than one year and not later than five years	353,659	477,850	-	-
Later than five years	-	-	-	-
Representing cancellable operating leases	639,885	766,398	-	-

Finance Lease commitments

Commitments in relation to finance leases are payable as follows:

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Not later than one year	72,000	-	-	-
Later than one year and not later than five years	216,000	-	-	-
Less: Future finance charges	(24,471)	-	-	-
	263,529	-	-	-
Representing finance lease liabilities				
Current (Note 14.1)	60,007	-	-	-
Non-Current (Note 14.2)	203,522	-	-	-
	263,529	-	-	-

NOTE 20: CONTROLLED AND ASSOCIATED ENTITIES

Investments in Controlled Entities

	COUNTRY OF INCORPORATION	CLASS OF SHARES	2003 EQUITY HOLDING	2002 EQUITY HOLDING	COST OF PARENT ENTITY'S HOLDING INVESTMENT 2003	COST OF PARENT ENTITY'S HOLDING INVESTMENT 2002
Starpharma Pty. Limited	Australia	Ordinary	100%	100%	9,900,001	8,900,001
Angiostar Pty. Limited	Australia	Ordinary	100%	100%	3,300,005	3,300,005
Viralstar Pty. Limited	Australia	Ordinary	100%	100%	4,300,000	4,300,000
Preclin Pty. Limited	Australia	Ordinary	100%	100%	100	100
Dendritic Nanotechnologies Pty. Limited	Australia	Ordinary	-	55%	-	1,360,388
					17,500,106	17,860,494

Investments in Associated Entities

	COUNTRY OF INCORPORATION	CLASS OF SHARES	2003 EQUITY HOLDING	2002 EQUITY HOLDING	COST OF PARENT ENTITY'S HOLDING INVESTMENT 2003	COST OF PARENT ENTITY'S HOLDING INVESTMENT 2002
Dendritic Nanotechnologies Inc.	USA	Ordinary	49.99%	-	3,868,048	-

Loss of Control of Dendritic Nanotechnologies Ltd

On 27th March 2003 the controlled entity Dendritic Nanotechnologies Ltd ("DNT Ltd") became a wholly owned subsidiary of the US entity Dendritic Nanotechnologies Inc. ("DNT Inc"). The Company acquired 49.99% of the issued shares in DNT Inc in exchange for its shares in DNT Ltd. The revenues and expenses of DNT Ltd have been included in the consolidated results from the beginning of the current period until 27th March 2003. The Directors of the Company have resolved that control in DNT Ltd ceased on 27th March 2003 and that the accounts of DNT Ltd and DNT Inc be excluded from the consolidated accounts from that date.

NOTE 21: REMUNERATION OF DIRECTORS

	DIRECTORS OF ENTITIES IN THE ECONOMIC ENTITY		DIRECTORS OF PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Income paid or payable, or otherwise made available, to directors of entities in the consolidated entity in connection with the management of affairs of the parent entity or its controlled entities	425,639	416,228	425,639	416,228

The numbers of parent entity directors whose total income from the parent entity or related parties was within the specified bands are as follows:

$		$	2003	2002
20,000	-	29,999	4	4
30,000	-	39,999	1	1
280,000	-	289,999	-	1
290,000	-	299,999	1	-

The amounts disclosed as remuneration for directors in this note do not include the assessed fair value of options at the date they were granted to directors.

NOTE 22: REMUNERATION OF EXECUTIVES

	EXECUTIVE OFFICERS OF THE CONSOLIDATED ENTITY		EXECUTIVE OFFICERS OF THE PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Remuneration received, or due and receivable from entities in the consolidated entity and related parties by Australian based executive officers (including directors) whose remuneration was at least $100,000:				
Executive officers of the parent entity	629,805	565,259	629,805	565,259
Executive officers of other entities in the consolidated entity	231,590	275,919	-	-
	861,395	841,178	629,805	565,259

The numbers of Australian based executive officers (including directors) whose remuneration from entities in the consolidated entity and related parties was within the specified bands are as follows:

	EXECUTIVE OFFICERS OF THE CONSOLIDATED ENTITY		EXECUTIVE OFFICERS OF THE PARENT ENTITY	
	2003 $	2002 $	2003 $	2002 $
110,000 - 119,999	2	1	-	-
120,000 - 129,999	-	1	-	1
140,000 - 149,999	1	-	1	-
150,000 - 159,999	-	2	-	1
190,000 - 199,999	1	-	1	-
280,000 - 289,999	-	1	-	1
290,000 - 299,999	1	-	1	-

Options are granted to executive officers under the Starpharma Pooled Development Limited Executive and Employee Share Option Plan, details of which are set out in Note 29.

A summary of options granted and exercised by Australian based executive officers (with income of at least $100,000) during the year ended 30 June 2003 is set out below.

	OUTSTANDING 30 JUNE 2002	GRANTED	NEW MEMBERS OF EXEC. TEAM	EXPIRED	OUTSTANDING 30 JUNE 2003
Australian based executive officers of the parent entity	1,180,000	-	40,000	880,000	340,000

The amounts disclosed as remuneration of executive officers in this note do not include the assessed fair value of the options at the date they were granted to executive officers

NOTE 23: CASH FLOW INFORMATION

Reconciliation of net cash flows from operating activities to operating profit/(loss) after income tax

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Operating profit/(loss) after income tax:	(7,544,721)	(7,959,289)	(4,966,597)	(17,933,216)
Depreciation and amortisation:	604,642	173,372	-	-
Change in operating assets and liabilities, net of effects of acquisitions and disposals of entities				
(Increase) decrease in receivables and other assets	86,435	41,183	(213,842)	(202,175)
Increase (decrease) in trade creditors	(484,048)	149,809	(59,619)	155,758
Increase (decrease) in employee provisions	27,364	113,497	-	-
Increase (decrease) in deferred income	111,484	170,759	-	-
Gain (loss) on deconsolidation	230,530	-	-	-
Gain on sale of property, plant and equipment	(14,898)	-	-	-
Gain on sale of investment	-	-	(1,360,388)	-
Provision for doubtful debts	-	-	5,600,000	-
Write down of investments in controlled entities	-	-	1,000,000	17,860,494
Net cash inflows/(outflows) from operating activities	(6,983,212)	(7,310,669)	(446)	(119,139)

NOTE 24: EVENTS SUBSEQUENT TO BALANCE DATE

Success of US FDA Application for Human Trials of VivaGel

On 31st July 2003 the Company announced that it had gained clearance to proceed with human clinical trials of a new dendrimer nano-drug product - VivaGel - which has been developed to be used as a preventative against the transmision of HIV during sexual intercourse.

New Chairman

On 6th August 2003 the Company announced the appointment of Mr Peter T. Bartels as a Director and Chairman of the Board, to replace Mr Richard Oliver who retired on that date.

Share Placement

On 10th September 2003 the Company announced the placement of 13,335,000 new shares at $0.52 per share to Australian institutional and sophisticated investors, raising $6.9 million before issue expenses.

Alliance with IDT Ltd to Conduct Human Trials

On 16th September 2003 the Company announced the signing of a clinical trial agreement with Victorian-based company, Institute of Drug Technology Australia Limited (IDT) for IDT to conduct Phase I human clinical trials on Starpharma's vaginal microbicide SPL7013 gel (VivaGel) at CMAX, their Adelaide based clinical trial unit.

AGT Biosciences and Starpharma Announce Collaboration to Develop New Drug Therapies For Type 2 Diabetes

On 18th September 2003 the Company made a joint announcement with AGT Biosciences Ltd that the companies have agreed to collaborate in the development of drug therapies for Type 2 Diabetes.

NOTE 25: RELATED PARTIES

Directors

The names of persons who were directors of Starpharma Pooled Development Limited at any time during the financial year are as follows: P M Colman, R Dobinson, L Gorr, P J Jenkins, R J D Oliver and J W Raff. All of these persons were also directors during the year ended 30 June 2002.

Details of directors' remuneration are set out in Note 21.

Transactions of Directors and Director-related entities concerning shares or share options

Aggregate numbers of shares of Starpharma Pooled Development Limited issued to and held directly, indirectly or beneficially by directors of the Company or the economic entity or their director-related entities at balance date:

	2003 NUMBER	2002 NUMBER
ACQUISITIONS		
Ordinary shares	203,000	55,000
Options over ordinary shares	-	-
DISPOSALS		
Ordinary shares	310,800	70,500
Options over ordinary shares	-	-
EXPIRY		
Options over ordinary shares	2,080,000	-
CURRENTLY HELD		
Ordinary shares	27,427,652	27,535,452
Options over ordinary shares	-	2,080,000

Other transactions with Directors and Director-related Entities

A director, Prof P M Colman is a Director of The Biomolecular Research Institute Limited, which provides some administrative services to the consolidated entity. All such dealings with the consolidated entity are in the ordinary course of business and on normal terms and conditions.

A director, Mr R Dobinson is a director of the company, TSL Group Limited which renders consulting services to the consolidated entity. All such dealings with the consolidated entity are in the ordinary course of business and on normal terms and conditions.

A director, Mr L Gorr is a partner of the firm, Herbert Geer & Rundle, which renders legal services to the consolidated entity. All such dealings with the consolidated entity are in the ordinary course of business and on normal terms and conditions.

Aggregate amounts of each of the above types of transactions with Directors and their Director-related entities are:

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Contract research and research management services	-	-	-	-
Administrative Services	46,880	90,950	-	-
Consulting services	41,643	7,205	-	-
Legal fees	15,070	-	-	-

A director of the previously controlled subsidiary Dendritic Nanotechnologies Limited, Dr. Donald Tomalia, has provided consulting services to the consolidated entity during the year ended 30 June 2003. In addition, Donald Tomalia entered into intellectual property license deeds with DNT on 21 June 2002 under which DNT has obtained a licence to exploit the rights to 33 patent families involving 182 granted patents worldwide, related to dendrimers and dendritic polymers. In consideration for the acquisition of this right, Donald Tomalia received a lump sum payment of $US100,000 on 21 June 2002 and will receive royalty payments of $US10,833 per month for so long as the agreement, at the parties discretion, remains in force. These royalty payments amounted to $172,014 during 2003. All such dealings with the consolidated entity are in the ordinary course of business and on normal terms and conditions.

	CONSOLIDATED	
	2003	2002
	$	$
Consulting fees	31,444	168,932
IP licence charges	172,014	177,399

Apart from the above no director has entered into a material contract with the consolidated entity since the end of the previous financial year and there were no material contracts involving directors' interests subsisting at year end.

Wholly owned group

The wholly-owned group consists of Starpharma Pooled Development Limited and its wholly-owned controlled entities, Angiostar Pty. Limited, Starpharma Pty. Limited, Viralstar Pty. Limited and Preclin Pty. Limited. Ownership interests in these controlled entities are set out in note 20.

Transactions between Starpharma Pooled Development Limited and other entities in the wholly-owned group during the years ended 30 June 2003 and 2002 consisted of:

- loans advanced by Starpharma Pooled Development Limited;
- loans repaid to Starpharma Pooled Development Limited;

The above transactions were made on normal commercial terms and conditions. However, there are no fixed terms for the repayment of principle on loans advanced by Starpharma Pooled Development Limited.

The aggregate amount receivable by the parent entity from entities in the wholly-owned group at balance date is $5,851,348 (2002: $39,872).

The aggregate amount payable by the parent entity to entities in the wholly owned group at balance date is $107,918 (2002: $nil).

The parent entity has accounted for a doubtful debt provision of $5,600,000 (refer note 3) attributable to receivables from controlled entities and has written down the carrying value of its investments in its wholly owned subsidiaries to nil. The investment write down for 2003 is $1,000,000 (note 3).

Controlling entity

The ultimate parent entity in the wholly owned group is Starpharma Pooled Development Limited.

Associates

The aggregate amount receivable by the parent entity from associated entities at balance date is $299,805.

NOTE 26: FINANCIAL INSTRUMENTS

(a) Credit risk exposures

The credit risk on the financial assets of the company and consolidated entity which have been recognised on the balance sheet is generally the carrying amount of those financial assets net of any provisions where raised.

(b) Interest rate risk

The Company's and consolidated entity's exposure to interest rate risk is limited to that exposure which arises from the holding of cash balances and bills of exchange. Interest is earned on cash balances at the prevailing floating rate, which at 30 June 2003 was between 4.70% and 4.75% (2002: between 3% and 4.4%) and on bills of exchange at 4.75% (2002: 4.77%).
Cash balances are at call and bills of exchange have a maturity of no more than 60 days. The finance lease on property plant and equipment has an implicit interest rate of 6.26%. All other financial assets and liabilities are non interest bearing.

(c) Carrying amounts and net fair values of financial asset and liabilities

The Company's and the consolidated entity's balance sheet reflect net assets. All balances stated in these balance sheets are, respectively, considered to form part of the company's and the consolidated entity's net financial assets and liabilities with the exception of property, plant and equipment assets, other receivables, employee entitlement liabilities and investments in subsidiary companies (where included therein).

The carrying value of financial assets and liabilities as stated in the company's and consolidated entity's balance sheets is equivalent to the net fair value of those financial assets and liabilities.

NOTE 27: NON-CASH FINANCING ACTIVITIES

	CONSOLIDATED		PARENT ENTITY	
	2003	2002	2003	2002
	$	$	$	$
Acquisition of plant and equipment by means of finance leases	320,000	-	-	-

NOTE 28: SEGMENT INFORMATION

The consolidated entity operates in the following business segments:

- Virology – development and commercialisation of dendrimers for prevention and treatment of virus diseases, particularly sexually transmitted diseases.
- Angiogenesis – development and commercialisation of dendrimers that inhibit angiogenesis.
- Other Pharmaceuticals – development of dendrimers with novel pharmaceutical activity.
- Dendritic Nanotechnologies – development and commercialisation of dendrimers and dendritic polymer compounds with applications including pharmaceutical, drug delivery and other potential applications across a broad range of industry sectors.

Although the consolidated entity's business segments are managed from Australia, they operate in two main geographical locations – Australia and United States of America. Dendritic Nanotechnologies Limited has its operations in the USA and all other operations of the consolidated entity operate in Australia.

Segment Information for Year Ending 30 June 2003

PRIMARY BASIS – BUSINESS SEGMENTS	VIROLOGY	ANGIOGENESIS	OTHER PHARMACEUTICALS	DENDRITIC NANOTECHNOLOGIES	UNALLOCATED	CONSOLIDATED TOTAL
REVENUE						
External Revenue	134,700	704,551	-	77,627	568,029	1,484,907
Total Segment Revenue	134,700	704,551	-	77,627	568,029	1,484,907
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(3,216,985)	(966,975)	(1,689,574)	(2,118,634)	272,385	(7,719,783)
DEPRECIATION & AMORTISATION						
Depreciation	214,588	214,588	53,647	68,171	53,648	604,642
LIABILITIES						
Total Segment Liabilities	-	282,243	-	-	1,190,067	1,472,310
ASSETS						
Total Segment Assets	4,437,793	4,437,793	1,109,448	-	730,406	10,715,440
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	804,072	804,072	161,018	-	161,019	1,930,181
Investments in Associates	-	-	-	250,700	-	250,700

NOTE 28: SEGMENT INFORMATION (CONTINUED)

SECONDARY BASIS – GEOGRAPHIC SEGMENTS	AUSTRALIA	USA	CONSOLIDATED TOTAL
REVENUE			
External Revenue	1,407,280	77,627	1,484,907
SEGMENT RESULT			
Profit/(Loss) from Ordinary Activities before Income Tax	(5,601,149)	(2,118,634)	(7,719,783)
ASSETS			
Total Segment Assets	10,715,440	-	10,715,440
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD			
Property, Plant & Equipment	1,930,181	-	1,930,181

Segment Information for Year Ending 30 June 2002

PRIMARY BASIS – BUSINESS SEGMENTS	VIROLOGY	ANGIOGENESIS	OTHER PHARMACEUTICALS	DENDRITIC NANOTECHNOLOGIES	UNALLOCATED	CONSOLIDATED TOTAL
REVENUE						
External Revenue	-	383,646	-	1,057	943,915	1,328,618
Total Segment Revenue	-	383,646	-	1,057	943,915	1,328,618
SEGMENT RESULT						
Profit/(Loss) from Ordinary Activities before Income Tax	(4,104,037)	(1,415,488)	(1,232,156)	(1,089,255)	(118,353)	(7,959,289)
DEPRECIATION & AMORTISATION						
Depreciation	58,618	58,618	14,655	26,827	14,654	173,372
LIABILITIES						
Total Segment Liabilities	-	-	-	66,906	1,284,050	1,350,956
ASSETS						
Total Segment Assets	531,562	885,081	737,252	637,740	16,067,798	18,859,433
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD						
Property, Plant & Equipment	259,880	259,880	64,969	235,014	64,970	884,713

SECONDARY BASIS – GEOGRAPHIC SEGMENTS	AUSTRALIA	USA	CONSOLIDATED TOTAL
REVENUE			
External Revenue	1,327,561	1,057	1,328,618
SEGMENT RESULT			
Profit/(Loss) from Ordinary Activities before Income Tax	(6,870,034)	(1,089,255)	(7,959,289)
ASSETS			
Total Segment Assets	18,221,693	637,740	18,859,433
SEGMENT ASSETS ACQUIRED DURING THE REPORTING PERIOD			
Property, Plant & Equipment	649,699	235,014	884,713

NOTE 29: EMPLOYEE ENTITLEMENTS

(a) Employee entitlement liabilities

	CONSOLIDATED		PARENT ENTITY	
	2003 $	2002 $	2003 $	2002 $
Provision for employee entitlements current (Note 12)	205,729	178,365	-	-

	2003	2002	2003	2002
	NUMBER		NUMBER	
Employee Numbers				
Number of employees at the reporting date	21	32	-	-

(b) Employee Option Plans

(i) *Starpharma Pooled Development Limited Executive and Employee Option Plan*

The establishment of the Starpharma Pooled Development Limited Executive and Employee Option Plan was approved by members at the annual general meeting held on 25 November 1999.

Under the plan, directors of the parent entity may from time to time determine that an eligible person is entitled to participate in the plan and will determine the number of employee options which may be granted to that person or any associate of that person. In making these determinations the directors are required to have regard to the person's

- length of service with the consolidated entity;
- record of employment with the consolidated entity;
- potential contribution to the future growth of the consolidated entity; and

to any other matters which tend to warrant the person's participation in the plan.

Under the plan, eligible persons include employees of the consolidated entity, including directors and consultants acting in management roles.

A total of 590,000 options were issued under the plan to 7 employees. Subsequent to the 4 for 1 share subdivision on 6 April 2000, the number of options on issue was adjusted on a consistent basis, resulting in 2,360,000 options on issue. The options were issued for no consideration and were capable of being exercised no earlier than 1 February 2002. Following the share subdivision, the exercise price of the options was reduced from $3.75 to $0.9375.

These options expired on 28 September 2002 without being exercised.

(ii) *Starpharma Pooled Development Limited Employee Share Option Plan*

The establishment of the Starpharma Pooled Development Limited Employee Share Option Plan was approved by shareholders at the Annual General Meeting held on 16 November 2000. All full time or part time employees and directors of the Company or associated companies are eligible to participate in the Plan.

The object of the Plan is to assist in the recruitment, reward, retention and motivation of employees of the Company.

Options are granted under the plan for no consideration.

Options granted under the plan carry no dividend or voting rights.

Each Option is personal to the Participant and is not transferable, transmissible, assignable or chargeable, except in accordance with clause 5.2 or clause 5.3 of the Plan, or with the prior written consent of the Committee.

Each option is convertible into one ordinary share by the Participant giving to the Company a notice specifying that it exercises the option accompanied by:
(a) the Option Certificate; and
(b) payment of the full amount of the Exercise Price by cheque made out in favour of the Company.

A total of 300,000 options were granted under the Plan on 7 February 2001. Of these, 60,000 lapsed on cessation of employment of the participant leaving 240,000 of these options on issue. These options were issued for no consideration and may be exercised on or before 31 December 2005.

A total of 240,000 options were granted under the plan on 12 April 2002. These options were issued for no consideration and may be exercised on or before 11 April 2007.

A total of 200,000 options were granted under the plan on 21 June 2002. These options were issued for no consideration and may be exercised on or before 30 June 2007.

At 30 June 2003 the total number of unissued shares under these options was 680,000. The exercise price under the plan is 93.75 cents per share.

NOTE 30: EARNINGS PER SHARE

	CONSOLIDATED	
	2003 CENTS	2002 CENTS
Basic Earnings/(Loss) per share	(8.68)	(8.90)
Diluted Earnings/(Loss) per Share	(8.68)	(8.60)

	2003 NUMBER	2002 NUMBER
Weighted average number of shares used as the denominator		
Weighted average number of shares used as the denominator in calculating basic and diluted earnings per share	88,900,000	88,900,000

Potential ordinary shares not considered dilutive:

As at 30 June 2003, the company had on issue:

240,000 options over unissued capital exercisable on or before the 31 December 2005 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

240,000 options over unissued capital exercisable on or before the 11 April 2007 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

200,000 options over unissued capital exercisable on or before the 30 June 2007 at the price of 93.75 cents per ordinary share. These options are not considered dilutive.

Directors' Declaration

The Directors declare that the financial statements and notes set out on pages 17 to 45:

(a) Comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b) Give a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2003 and of their performance, as represented by the results of their operation and their cash flows, for the financial year ended on that date.

In the Director's opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This statement is made in accordance with a resolution of the Directors.

Peter T Bartels
DIRECTOR

Melbourne, 29th September 2003

Independent Audit Report

PricewaterhouseCoopers

PricewaterhouseCoopers
ABN 52 780 433 757

333 Collins Street, Melbourne VIC 3000
GPO Box 1331L, Melbourne VIC 3001
DX 77 Melbourne Australia
www.pwcglobal.com/au
Telephone +61 3 8603 1000
Facsimile +61 3 8603 1999
Direct Phone 8603-3859
Direct Fax 8603-3461

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF STARPHARMA POOLED DEVELOPMENT LIMITED

AUDIT OPINION

In our opinion, the financial report of Starpharma Pooled Development Limited:

- gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Starpharma Pooled Development Limited and the Starpharma Pooled Development Limited Group (defined below) as at 30 June 2003, and of their performance for the year ended on that date, and
- is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Starpharma Pooled Development Limited (the company) and the Starpharma Pooled Development Limited Group (the consolidated entity), for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

INDEPENDENCE

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

PricewaterhouseCoopers

John Yeoman

John Yeoman
PARTNER

Melbourne, 29 September 2003

Liability is limited by the Accountant's Scheme under the Professional Standards Act 1994 (NSW)

Shareholder Information

Supplementary information as required by Australian Stock Exchange Listing Rules.

A. Distribution of equity shareholders

Analysis of numbers of equity security holders by size of holding as at 17th September 2003

	CLASS OF EQUITY SECURITY ORDINARY SHARES	
	SHARES	OPTIONS
1 - 1,000	145	-
1,001 - 5,000	829	-
5,001 - 10,000	616	-
10,001 - 100,000	801	8
100,001 and over	104	3
	2,495	11

As at 17th September 2003 there were 37 holders of less than a marketable parcel of ordinary shares.

B. Equity security holders

Twenty largest security holders

Top 20 shareholders as at 17th September 2003:

	ORDINARY SHARES	
	NUMBER HELD	PERCENTAGE OF ISSUED SHARES
Peter Malcolm Colman	5,982,482	5.85
Arran Bay Pty Ltd	4,192,000	4.10
Gilridge Pty Ltd	4,025,250	3.94
National Nominees Ltd	3,765,401	3.68
John William Raff	3,627,831	3.55
Espasia Pty Ltd	3,505,289	3.43
Consolidated Gaming Pty Ltd	2,850,000	2.79
Commonwealth Custodial Services Ltd	2,675,000	2.62
Queensland Investment Corporation	2,000,000	1.96
Davambros Pty Ltd <The Davambros A/C>	1,810,708	1.77
UBS Warburg Private Clients Australia Nominees Pty Ltd	1,680,633	1.64
ANZ Nominees Limited	1,577,479	1.54
Ms Ruth Raie Holan	1,301,045	1.27
Westpac Custodian Nominees Limited	1,288,500	1.26
Applecross Secretarial Services Pty Ltd <L Gorr Family A/C>	1,077,000	1.05
Dapali Pty Ltd	1,041,200	1.02
J P Morgan Nominees Australia Limited	965,385	0.94
Kenneth Nominees Pty Ltd <Rayse Super Fund A/C>	950,000	0.93
Mr Hugo Frijlink	923,069	0.90
Ms Sheila Gail Jenkins	905,250	0.89
	46,143,522	45.13

Shareholder Information cont.

Unquoted equity securities

	NUMBER ON ISSUE	NUMBER OF HOLDERS
Options issued under the Starpharma Pooled Development Limited Employee Share Option Plan (ASX code SPLAM)	680,000	11

C. Substantial holders

The following information is extracted from the Company's register of substantial shareholders as at 17th September 2003:

	NUMBER HELD	PERCENTAGE
Ordinary shares		
Peter M Colman	5,982,482	5.85
Leon Gorr	5,706,500	5.58

D. Voting rights

The voting rights attached to each class of equity securities are set out below:

(a) *Ordinary shares*

On a show of hands every member present at a meeting in person or by proxy shall have one vote and on a poll each share shall have one vote.

(b) *Options*

No voting rights.

starpharma

Starpharma Pooled Development Limited
ABN 20 078 532 180
Level 6, Baker Heart Research Building
Commercial Road, Melbourne VIC 3004 Australia
T +61 3 8532 2700 **F** +61 3 9510 5955 **W** www.starpharma.com